September 8, 2005


Fax (201) 529-4564
Room 4561

Yacov Kaufman
Vice President,
  Chief Financial Officer
Data Systems and Software Inc.
200 Route 17
Mahwah, NJ  07430

      RE: 	Data Systems and Software Inc.
      	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarters Ended March 31, 2005
        and June 30, 2005
		File No. 000-19771

Dear Mr. Kaufman:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your audit report was signed by an audit firm based in Tel Aviv, Israel. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/ internatl/cfirdissues1104.htm#P442_69217. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-11

2. We note your disclosure that revenues from fixed-price contracts to design, develop, manufacture or modify complex equipment and software to customer specifications are recognized using the percentage-of-completion method. Tell us why you believe it is appropriate to apply SOP 81-1 to service arrangements. In this regard, Footnote 1 of SOP 81-1 indicates that SOP 81-1 is not intended to apply to service transactions. Clarify whether these services are part of a multiple element arrangement where significant software and services are being provided and whether you are following SOP 97-2 for these arrangements. If so, address paragraphs
65, 66, 70 and 71 of SOP 97-2 to support use of contract accounting for these arrangements.

3. We note your disclosure on page 2 that you offer customers a full range of systems integration services and maintenance with your computer hardware sales. Other disclosures throughout your Form 10-K suggest that your arrangements include multiple elements (e.g., software, hardware, consulting services, integration services, implementation services, maintenance and extended service agreements). Your revenue recognition policy should clearly identify each deliverable included in your multi-element arrangement and how you allocate the arrangement fee to each element. For arrangements where you apply SOP 97-2, demonstrate how you determine vendor specific objective evidence of fair value for each element. While we note disclosure that your products and services are offered under separately negotiated and priced agreements, note that separate prices stated in a contract may not represent fair value and should not be used as a basis for allocating revenue to the elements of an arrangement. Refer to EITF 00-21 and SOP 97-2, as applicable.

4. We note that you are a reseller of computer hardware and software and, in certain circumstances, account for revenues on a gross basis under EITF 99-19. Please tell us the amount of 2004 revenues recorded gross and describe how you considered each of the factors listed in paragraphs 7 through 17 of EITF 99-19.

5. Disclosure on page 15 indicates that certain hardware you sell contains integrated software. For such transactions, describe your consideration of paragraph 2 of SOP 97-2 with regards to any software bundled with hardware in your arrangements.

Note 18 - Subsequent Events, page F-34

6. We note your disclosure that in March 2005, the Company entered into an agreement to in principle to sell your dsIT subsidiary.
We
further note that in your Forms 10-Q for the periods ended March
31,
2005 and June 30, 2005, the assets of dsIT are not separately classified as assets held for sale in your balance sheets, and the results of dsIT operations are not separately classified as discontinued operations in your statements of operations.
Describe
your consideration of SFAS 144 with regard to the sale of your dsIT business at December 31, 2004, March 31, 2005 and June 30, 2005.

7. Tell us how you intend to account for the spin-off and reorganization of dsIT`s project development services and solutions activities, subsequent to which you will own 80% of the entity that will continue these activities. Also address the accounting for the warrant Taldor will receive to purchase 10% of this entity. Refer to the appropriate authoritative accounting literature.

8. Tell us how the sale of dsIT will impact you future operating results and financial position. Tell us how you considered the MD&A disclosure requirements in Item 303(A) of Regulation S-K for all periods presented.

Comverge, Inc. and Subsidiaries

Report of Independent Auditors

9. We note that the signature of your auditor was omitted in the report. Tell us the reasons for the omitted signature and why you believe the report complies with Article 2-02 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Item 4. Controls and Procedures, page 15

10. We note that "within 90 days prior to the date of filing this report" you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Tell us how you considered Section F of Release No. 33-8238, which changed the evaluation date for disclosure controls to "as of the end of the period" covered by the annual or quarterly reports.

11. We also note that your officers have concluded that the disclosure controls and procedures are effective for `gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC`s rules and forms". Tell us how your officers considered Exchange Act Rule 13a-15(e) and 13d-
15(d) in concluding that your disclosure controls and procedures are
"effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

12. You disclose that there were no "significant changes" in your internal controls or in other factors that could significantly affect those controls subsequent to the date of your evaluation. In this regard, tell us how you considered Section F of Release No. 33-8238 and whether there was "any change" that "has materially affected or was reasonably likely to materially affect," your internal controls over financial reporting.

13. Please be advised that the above comments related to Controls and
Procedures are also applicable for the above-referenced Form 10-K and
Form 10-Qs.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief
??

??

??

??

Yacov Kaufman
Data Systems and Software Inc.
September 8, 2005
Page 5